================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   F O R M   6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER, 2002
                            ON TRACK INNOVATIONS LTD.
                              (Name of Registrant)

          Z.H.R. INDUSTRIAL ZONE, P.O. BOX 32, ROSH-PINA, ISRAEL, 12000
                     (Address of Principal Executive Office)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F  X      FORM 40-F
                                    -----
INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1):

YES                NO      X
   ----------         -----------

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES                NO      X
   ----------         -----------

                  IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B):

--------------------------------------------------------------------------------

ON TRACK INNOVATIONS LTD.



6-K Items

1. On Track Innovations Ltd. Press Release dated November 27, 2002.

2. On Track Innovations Ltd. Third Quarter report dated November 27, 2002.

ITEM 1

                                                                EARNINGS RELEASE

OTI REPORTS NINE MONTHS 2002 RESULTS

OPERATING LOSS DECREASED 63%

ROSH PINA, ISRAEL - NOVEMBER 27, 2002 - OTI (NASDAQ: OTIV NEUER MARKT: OT5), the global provider of contactless smart card technology and product solutions, today announced financial results for the first nine months ended September 30, 2002.

         FINANCIAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2002:

o Operating loss decreased 63% to $2.9 million from $8.0 million for the same period last year.

o Revenues for the first nine months of 2002 decreased 2% to $14.0 million from $14.2 million for the same period last year.

o Gross profit for the first nine months of 2002 increased 3% to $ 6.6 million from $6.4 million for the same period last year.

o Net loss for the first nine months of 2002 decreased 46% to $4.2 million from $7.8 million for the same period last year.

o Loss per share for the first nine months of 2002 was down 48% to $2.59 versus $4.94 for the same period last year.

o Cash, cash equivalents, and short-term investments at the end of the first nine months of 2002 totaled $4.4 million, with total assets of $25.8 million versus $11.3 million and $35.9 million for the same period last year, respectively.

Oded Bashan, Chairman, President and CEO of OTI commented: "We have reached an important mile stone when we have listed on NASDAQ. Our latest results confirm our plans to reach profitability. We have maintained revenues for the first nine months of 2002 while decreasing operating and net loss. We expect that the combination of fiscal discipline and a strong pipeline of new deals will enable us to reach profitability by 2003."

REVENUES for the first nine months ended September 30, 2002 were $14.0 million, a 2% decrease compared with $14.2 million for the first nine months of 2001. The GROSS PROFIT for the first nine months of 2002 increased 3% to $6.6 million compared with $6.4 million in the first nine months in 2001.

The Company has taken multiple steps in cost reduction, which are reflected, in the Company's decreasing expenses. For the first nine months of 2002, RESEARCH & DEVELOPMENT expenses net of payments received from the Office of the Chief Scientist decreased by 47% to $2.7 million from $5.1 million in the first nine months of 2001. MARKETING AND SELLING expenses decreased by 39% to $3.0 million in the first nine months of 2002 from $5.0 million in the same period of 2001.GENERAL AND ADMINISTRATIVE expenses increased by 16% to $3.7 million compared to $3.2 million in first nine months of 2001.

         OPERATING EXPENSES decreased by 34% to $9.5 million from $14.4 million in the first nine months of 2001. OPERATING LOSS decreased by 63% to $2.9 million from $8.0 million in the first nine months 2001. NET LOSS for the first nine months of 2002 decreased by 46% to $4.2 million, down from $7.8 million, resulting in a net loss of $2.59 per share for the first nine months of 2002 compared with a net loss per share of $4.94 in the same period in 2001.

 Complete financial tables are available on OTI's web site at www.otiglobal.com
                                                              -----------------

OTI will host two conference calls to discuss these results, today, Wednesday, November 27 at 2:00pm (CET) and 11:00am (EST). To participate please dial: (49) 69-27-113-400 for the 2:00pm (CET) call and 800-946-0782 for the 11:00am (EST)
call.

About OTI

ESTABLISHED IN 1990, OTI (ON TRACK INNOVATIONS) DESIGNS AND DEVELOPS CONTACTLESS MICROPROCESSOR-BASED SMART CARD TECHNOLOGY TO ADDRESS THE NEEDS OF A WIDE VARIETY OF MARKETS. APPLICATIONS DEVELOPED BY OTI INCLUDE PRODUCT SOLUTIONS FOR MASS TRANSIT, PARKING, GAS MANAGEMENT SYSTEMS, LOYALTY SCHEMES, ID AND SECURE CAMPUSES. OTI HAS A GLOBAL NETWORK OF REGIONAL OFFICES TO MARKET AND SUPPORT ITS PRODUCTS. THE COMPANY WAS AWARDED THE PRESTIGIOUS ESCAT AWARD FOR SMART CARD INNOVATION IN BOTH 1998 AND 2000. VISIT OTI ON THE INTERNET AT WWW.OTIGLOBAL.COM.

For more information contact:

COMPANY                                  Investors                                 Investors
OHAD BASHAN                              MARILENA LAROSA                           CAN ONEN
President & CEO, OTI America Inc.        Investor Relations                        Investor Relations
408-252-0333 ext. 101                    212-983-1702 ext. 208                     212-983-1702 ext. 212
ohad.bashan@otiamerica.com               mlarosa@annemcbride.com                   conen@annemcbride.com


         This press release contains forward-looking statements including but not limited within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

ITEM 2

                                     O T I                                   12

                 O N   T R A C K   I N N O V A T I O N S   L T D.            11

                             Science - Non Fiction                           10

                                                                             --

                                                                              9

                                                                              8

                                Quarterly Report                              7

                                      2002                                   --

                                       QR                                     6

                                                                              5

                                                                              4

                                                                             --

                 3 r d   Q u a r t e r   R e p o r t   2 0 0 2                3

EasyPark      GMS        Medical Card        Mass Transit

Campus System   OTI/FAST     Smart ID       Truck-Stop Card


Table of Contents

 3   Our Company
 3   Company Outlook
 4   Our Technology
 5   Our Products
 5   Customized Products
 6   Complete Systems
 7   Financial Statements
13   Notes to the Condensed Interim Consolidated Financial Statements
22   Management Discussion and Analysis

                                       Q3

                                      2002

                                    Quarterly

                           Third Quarter Report - 2002

Our Company

Incorporated in 1990, OTI designs, develops and markets contactless microprocessor-based smart card products. Our award-winning technology is the foundation for our complete line of smart cards and smart card solutions. Attracting the best talent remains a top priority, with 211 worldwide employees contributing to OTI's dynamic working environment. Our network of subsidiaries provides a global presence that enables efficient and effective responses to local market needs. We intend to continue our global expansion with additional strategic alliances and acquisitions consistent with our strategy.

During November 2002, the Company's shares were registered for trading on the NASDAQ.

Company Outlook

We are on track to reach operating breakeven by 2003. While our revenues and gross profit remained about the same for the nine months ended September 30, 2002 compared to the same period in 2001, operating losses were reduced by 64% and our net loss decreased by 46%. We expect additional initiatives to come to fruition and plan to introduce new products through our leading-edge R&D capabilities.

Major developments during the first Nine months of 2002:

* OTI's shareholders approved the application for listing on NASDAQ in the United States as well as the completion of the consolidation of the ordinary shares.

* OTI Africa has signed a five year agreement with Exel Petroleum (Pty) Ltd to create a network of on-road sites equipped with OTI's fuel management system, branded in South Africa as FuelMaster. Exel has placed an order for the equipment required to immediately equip 40 on-road Exel sites. This agreement will boost the current network of FuelMaster sites by approximately 25%, and the number of FuelMaster end users by 40%, over the next two years.

* OTI has been awarded a major tender as the exclusive provider of contactless smart card-based infrastructure for Israeli government agencies to provide secure access control solutions. Initial volumes for the award are estimated at US $1.5 million. As a result of the award, the microprocessor-based contactless smart card technology developed by OTI will form the standard infrastructure for contactless solutions required by Israeli government agencies.

* OTI Africa has signed a significant number of commercial fleet companies to join the FuelMaster network in South Africa including Joshua Deere and the Durban Electricity Department, totaling over 8,000 vehicles.

                                                Campus System      OTI/FAST

* SmartStop, Inc. announced its commercial launch of the SmartShower system. Designed for the trucking and travel industry, the SmartShower system automates the operation of shower rooms at truck stops, travel plazas and rest areas.

* InterCard has received an order from the Faculty of Medicine Hanover to introduce a contactless multi-function card and cash register system for the cafeteria. The first part includes the issuance of the employer and student ID card with integrated payment, access control and time recording functions to approximately 7,500 employees and 3,500 students.

* Gasoline Management System (GMS) will be expanded in Ecuador with Repsol YPF through Autotrack Ecuador, which will act as the systems integrator. This initiative is the second stage of the Autotrack GMS project in Ecuador, launched in 2000, which will expand the system throughout the country. The first stage of the Repsol project will equip 15 gas stations and 2,000 vehicles. Repsol YPF is an international oil company, the largest private energy company in Latin America in terms of total assets, and one of the world's ten largest oil companies on the basis of stock capitalization and proved reserves. Repsol maintains a service station network of over 7,250 outlets throughout the world, with a presence in Ecuador since 1996.

Our Technology

Our technological advantage stems from IP covering the entire value chain; ranging from component level to overall solution. Because our cards contain a powerful microprocessor, they can store and process both information and multiple applications, while less sophisticated platforms cannot. Our cards are referred to as contactless because they do not require physical contact with a card reader, as power and data are transferred to the card through a magnetic field generated by the card reader. Our products combine the benefits of both microprocessors and contactless cards, and we are one of the first companies to deploy contactless microprocessor-based smart card products for commercial use. Through our InterCard subsidiary, we also provide products based on other card technologies.

Substantially all contactless microprocessor products are based on a common platform established on our patents and technologies, which consists of smart cards, readers, application development software, and a communication technology that ensures secure, reliable transmission of data to and from the card. The elements of this platform can be customized to support a large number of applications in a multitude of markets. Some of the markets for which we have developed customized solutions include petroleum, parking, financial, mass transit, border crossing, and medical services.

Smart ID    Truck-Stop Card    Easy Park    DMS    Medical Card   Mass Transit
                                                                       Ticketing

Our technology provides the following product benefits:

* The information stored on our card and transferred between the card and the reader is secure;

*    Our products support multiple, independent applications on the same card;

* Our products enable the transition from other card technologies to our contactless microprocessor-based technology;

*    Our products provide reliable transfer of information to and from the card;

* Our cards are durable, easy to use, and take a variety of forms such as key chains, tags, stickers, and wrist watches;

*    Our products are easy to install and maintain.

Our Products

Products based on the OTI technology platform are divided into three primary groups:

* OEM: components including smart cards and readers, with development tools for integration into other products.

* Customized products: Integrated suites of products that combine smart cards, readers, related applications and equipment to support front-end implementations in particular markets.

* Complete systems: turnkey solutions built from a combination of customized products, application software and specifically designed hardware developed for use in established markets.

We continue to market all our products directly through our local subsidiaries as well as through our strategic alliances.

Customized Products

* Truck-stop card. Our truck-stop card provides truck drivers with the convenience of multi-application contactless smart cards at travel centers. Drivers use the cards for making purchases with an e-purse, making local and long-distance calls, accessing shower facilities, and participating in loyalty programs throughout the system.

* Mass transit ticketing. Our re-loadable mass transit solution serves as the perfect ticketing method for bus and train systems, where transactions require the speed and accuracy of these high-volume scenarios.

* Medical card. Our medical services card is designed to secure, process, and manage health-related information. The product provides doctors and hospital administrators with information regarding the patient's identity, medical history, and insurance.

* Smart ID. Our Smart ID program combines the capability to support biometric identification with the portability of smart cards. The result is irrefutable identification while crossing borders, whether local or international.

Complete Systems

* Petroleum solutions: Incorporates options for retail as well as private fleets and includes the Gasoline Management System (GMS)- simplifying the fueling and payment process and OTI FAST - a pay-at-the-pump solution which can be used for other services at the gas station.

     * Gasoline Management System (GMS). Our GMS system monitors and expedites the fueling and payment process for both fleets and private motorists. The system permits the fueling of designated vehicles only
          - eliminating fraud. The system also brings convenience to fleet managers by providing comprehensive billing, while reporting fuel consumption and mileage.

     * OTIFAST. Our OTI FAST product enables drivers to pay for gasoline at the pump, pay for other services and products at the gas station, and earn loyalty points for these purchases. This product is ideally positioned for the retail petroleum market.

     * EasyFuel. EasyFuel is a patented wireless GMS system that eliminates the need to install cables in the station and in fuel hoses, greatly simplifying and shortening the installation process and reducing maintenance. Using the same transaction process as the cable-dependent GMS system, all of the benefits of GMS are realized with a simpler installation process and faster transaction time.

* Campus systems. Our campus system provides such campus applications as access control, e-purse, cafeteria access, copy machine payments and many others. Campus card users enjoy the benefits of one card with many applications across the campus - whether a corporate campus or university. Our campus solution now includes the market strength of our recent InterCard acquisition.

* EasyPark system. Our electronic parking payment system, EasyPark, enables drivers to be charged for the exact period of time they are parked and simplifies the monitoring and collection of parking fees. Our specially adapted smart card functions as an in-vehicle parking meter and eliminates the driver's search for coins when finding a parking space.

These projections and other financial information are confidential and contain forward-looking statements, which reflect management's best judgment based on factors currently known. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those in the statements include in the projections and financial information. Readers are cautioned not to place undue reliance on these forward-looking statements, whether as a result of new information, future evens or otherwise.

Condensed Interim Consolidated
Balance Sheets

In Thousands Of US Dollars

The accompanying notes are integral to the Condensed Interim Consolidated Financial Statements

                                                      September 31,   December 31,
                                                          2002           2001(*)
                                                       (Unaudited)     (Audited)
Assets
  Current assets
    Cash and cash equivalents                            $  2,728     $  6,030
    Short-term investments                                  1,645        1,946
    Trade receivables (net of allouance for doubtful
      accounts of $77 and $170 as of September 30,
      2002 and December 31, 2001, respectively)             2,904        2,983
    Other receivable and Prepaid expenses                   1,035        1,091
    Inventories                                             4,278        4,998
      Total current assets                                 12,590       17,048
  Severance pay deposits                                      715          682
  Property, plant and equipment, net                        6,569        6,502
  Other assets, net
    Intangibles                                               560        5,730
    Goodwill                                                5,383            -
      Total other assets, net                               5,943        5,730
      Total assets                                       $ 25,817     $ 29,962
Liabilities and shareholders' equity
  Current liabilities
    Short-term bank credit and current
      maturities of long-term loans                      $  3,395     $  3,333
    Trade payables                                          2,644        3,178
    Other current liabilities                               1,974        2,463
      Total current liabilities                             8,013        8,974
  Long-term liabilities
    Loans, net of current maturities                        4,166        4,751
    Deferred revenues                                         716          716
    Accrued severance pay                                   1,144        1,151
        Total long-term liabilities                         6,026        6,618
    Shareholders' equity
    Share capital                                              50           47
    Additional paid-in capital                             47,584       44,823
    Deferred compensation                                  (1,663)        (541)
    Accumulated other comprehensive income -
        foreign currency translation adjustments                9           37
    Accumulated deficit                                   (34,202)     (29,996)
        Total shareholder's equity                         11,778       14,370
        Total liabilities and shareholders' equity       $ 25,817     $ 29,962

 (*) Reestated - see Note 1C

    /s/ Oded Bashan                       /s/ Guy Shafran

    Oded Bashan                           Guy Shafran
    Chairman of board of directors        Chief Financial Officer
    and Chief Executive Officer

Condensed Interim Consolidated
Statements of Operations

In Thousands Of US Dollars, except per share data
The accompanying notes are integral to the Condensed Interim Consolidated Financial Statements


                                                          Nine months ended September 30,
                                                                 2002         2001(*)
                                                                     (Unaudited)

Revenues
  Products                                                 $   12,511     $   12,820
  Nonrecurring engineering                                        495            500
  Licensing and transaction fees                                  409            370
  Customer service and technical support                          600            538
        Total revenues                                         14,015         14,228
Cost of revenues
  Products                                                      6,937          7,607
  Nonrecurring engineering                                         82             20
  Licensing and transaction fees                                    -              -
  Customer service and technical support                          397            208
        Total cost of revenues                                  7,416          7,835
        Gross profit                                            6,599          6,393
Operating expenses
  Research and development                                      3,448          5,450
  Less - participation by the office of the
         chief scientist                                          773            373
  Research and development, net                                 2,675          5,077
  Marketing and selling                                         3,017          4,951
  General and administrative                                    3,711          3,195
  Amortization of intangible assets                               114            843
  Other expenses                                                    -            320
         Total operating expenses                               9,517         14,386
  Operating loss                                               (2,918)        (7,993)
  Financing interest income, net                                   77            244
  Other income (expenses), net                                 (1,335)             6
  Loss before income taxes                                     (4,176)        (7,743)
  Taxes benefit (taxes on income)                                 (11)           (19)
  Minority interest                                               (19)           (22)
    Net loss                                               $   (4,206)    $   (7,784)
  Basic and diluted net loss per share                     $    (2.59)    $    (4.94)
  Weighted average number of shares - used in computing
      net loss per share basic and diluted                  1,622,282      1,576,280

(*) Restated - see Note 1C


                                                              Three months ended September 30,        Year ended
                                                                   2002          2001(*)        December 31, 2001(*)
                                                                      (Unaudited)                     (Audited)

Revenues
  Products                                                     $   3,885       $   4,941             $  18,217
  Nonrecurring engineering                                           190               -                   500
  Licensing and transaction fees                                     128             196                   495
  Customer service and technical support                             156             280                   676
        Total revenues                                             4,359           5,417                19,888
Cost of revenues
  Products                                                         1,871           3,364                10,727
  Nonrecurring engineering                                            32               -                    20
  Licensing and transaction fees                                       -               -                     -
  Customer service and technical support                             138             111                   491
        Total cost of revenues                                     2,041           3,475                11,238
        Gross profit                                               2,318           1,942                 8,650
Operating expenses
  Research and development                                           999           1,629                 6,768
  Less - participation by the office of the
         chief scientist                                             275             231                   599
  Research and development, net                                      724           1,398                 6,169
  Marketing and selling                                            1,187           1,433                 6,585
  General and administrative                                       1,243           1,086                 4,668
  Amortization of intangible assets                                   47             281                 1,124
  Other expenses                                                       -             320                   340
         Total operating expenses                                  3,201           4,518                18,886
  Operating loss                                                    (883)         (2,576)              (10,236)
  Financing interest income, net                                    (135)             59                    71
  Other income (expenses), net                                      (577)              -                (1,581)
  Loss before income taxes                                        (1,595)         (2,517)              (11,746)
  Taxes benefit (taxes on income)                                     (8)             (7)                   47
  Minority interest                                                    -             (14)                   15
    Net loss                                                   $  (1,603)      $  (2,538)            $ (11,684)
  Basic and diluted net loss per share                         $   (0.95)      $   (1.61)            $   (7.49)
  Weighted average number of shares - used in computing
      net loss per share basic and diluted                     1,679,282       1,576,280             1,559,490

(*) Restated - see Note 1C

Condensed Interim Consolidated
Statements of Shareholders' Equity

In Thousands Of US Dollars, except per share data
The accompanying notes are integral to the Condensed Interim Consolidated Financial Statements


                                                                                              Other
                                                                                          comprehensive
                                                                                             income-
                                                                Additional                   currency                   Total
                                          Number of     Share     paid-in      Deferred     translation  Accumulated  shareholders'
                                           shares      capital    capital    compensation   adjustments   deficit       equity

Balance as of January 1, 2001(*)          1,499,769      $45      $42,312       $(850)          $ 9      $(18,312)     $23,204
Issuance of shares for the acquisition
  of 49% of Intercard Group
  net of issuance costs of $84               88,075        2        2,511           -             -             -        2,513
Exercise of options                           1,467       **            -           -             -             -            -
Amortization of deferred
  compensation                                    -        -            -         309             -             -          309
Other comprehensive income foreign
  currency translation adjustment                 -        -            -           -            28             -           28
Net loss                                          -        -            -           -             -       (11,684)     (11,684)
Balance as of December 31,
  2001(*) (audited)                       1,589,311       47       44,823        (541)           37       (29,996)      14,370
Deferred stock compensation
  (unaudited)                                     -        -        2,212      (2,212)            -             -            -
Exercise of options                         142,970        3            -           -             -             -            3
Amortization of deferred stock
  compensation (unaudited)                        -        -            -       1,090             -             -        1,090
Issuance of warrants to consultants               -        -          549           -             -             -          549
Other comprehensive loss-foreign
  currency translation adjustment
  (unaudited)                                     -        -            -           -           (28)            -          (28)
Net loss                                          -        -            -           -             -        (4,206)      (4,206)
Balance as of September 30,
  2002 (unaudited)                        1,732,281      $50      $47,584     $(1,663)          $ 9      $(34,202)     $11,728


                                                       Nine months ended       Year ended
                                                         September 30,        December 31,
                                                       2002        2001(*)       2001(*)
                                                         (Unaudited)            (Audited)
Comprehensive income:

  Net loss                                          $(4,206)      $(7,726)      $(11,684)
  Foreign currency translation adjustment               (28)           58             28
Total comprehensive loss                            $(4,234)      $(7,726)      $(11,656)

(*) Restated - see Note 1C
(**) Represents an amount lower than $1

Condensed Interim Consolidated
Statements of Cash Flows

In Thousands Of US Dollars

The accompanying notes are integral to the Condensed Interim Consolidated Financial Statements


                                                                         Nine months ended       Year ended
                                                                            September 30,       December 31,
Cash Flows from Operating Activities                                     2002         2001(*)       2001(*)
                                                                            (Unaudited)           (Audited)
Net loss                                                             $ (4,206)     $ (7,784)      $(11,684)
  Adjustments required to reconcile net loss to net cash used in operating activities:
  Amortization of deferred stock compensation                           1,639           238            309
  Loss (gain) on sale of property, plants and equipment                    40            (6)            (6)
  Amortization of intangible assets                                       114           843          1,124
  Dissolution of a subsidiary of the InterCard Group                        -           320            340
  Depreciation                                                            624           596            988
  Accrued severance pay, net                                              (42)         (389)          (376)
  Minority interest                                                        19            22            (15)
  Other                                                                     -             -            (36)
Changes in operating assets and liabilities:
  Decrease (increase) in trading marketable bonds, net                    301           (36)           (61)
  Decrease in trade receivables, net                                       75           744            744
  Decrease (increase) in other receivables and prepaid expenses            55          (556)         1,192
  Decrease (increase) in inventories                                      716          (709)           112
  Increase (decrease) in trade payables                                  (537)          765            (83)
  Decrease in other current liabilities                                  (492)         (165)          (270)
  Increase (decrease) in long-term deferred revenues                        -             -             (7)
  Net cash used in operating activities                                (1,694)       (6,117)        (7,729)
Cash flows from investing activities
  Acquisition of the Intercard Group                                        -           (76)          (301)
  Proceeds from sale of property and equipment                             14            14             14
  Purchase of property and equipment                                     (748)       (2,075)        (2,639)
  Net cash provided by investing activities                              (734)       (2,137)        (2,926)

(*) Restated - see Note 1C

Condensed Interim Consolidated
Statements of Cash Flows (cont.)

In Thousands Of US Dollars

The accompanying notes are integral to the Condensed Interim Consolidated Financial Statements


                                                                         Nine months ended       Year ended
                                                                            September 30,       December 31,
                                                                         2002         2001(*)       2001(*)
Cash Flows from Financing Activities                                        (Unaudited)           (Audited)
  Decrease in short-term bank credit, net                                 (27)         (307)          (582)
  Proceeds from long-term loans                                           372         3,782          3,952
  Repayment of long-term loans                                         (1,219)       (1,345)        (2,257)
  Net cash provided by (used in) financing activities                    (874)        2,130          1,113
Effect of exchange rate changes on cash                                     -           (47)           (26)
Decrease in cash and cash equivalents                                $ (3,302)     $ (6,171)      $ (9,568)
Cash and cash equivalents at beginning period                           6,030        15,598         15,598
Cash and cash equivalents at end of period                           $  2,728      $  9,427       $  6,030


                                                                         Nine months ended       Year ended
                                                                            September 30,       December 31,
                                                                         2002         2001(*)       2001(*)
Supplementary Cash Flow Activities:                                         (Unaudited)           (Audited)

A. Cash paid during the period for:
   Interest                                                             $ 289        $  297         $  438
   Income Tax                                                               -         $  15         $   15
B. Non-cash transactions
   Issuance of shares in consideration for acquisition of
     49% of the InterCard Group                                             -        $3,375         $2,513
   Long-term loan received in consideration for equity
     interest in subsidiaries                                               -             -         $  595

(*) Restated--see Note 1C

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data


Note 1 -General

A. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ended December 31, 2002. Although the Company believes that the disclosure presented herein is adequate to make the information presented not misleading, it is suggested that these condensed interim consolidated financial statements be read in conjunction with the audited financial statements and footnotes as of and for the year ended December 31, 2001 and the Form F-1 filed with US Securities and Exchange Commission (SEC) on November 8, 2002.

B. On November 8, 2002, the Company's Form F-1 was filed with the US Securities and Exchange Commission (SEC) and was declared effective and on November 11, 2002, 699,884 ordinary shares of the Company were registered for trading on NASDAQ, Small Cap market.

C. As part of the process of registering the Company's shares on the NASDAQ and in order to present financial statements in accordance with accounting principles generally accepted and required by the United States Securities and Exchange Commission, the Company reevaluated its accounting policies in respect of certain transactions and, although there has been no change in the factual description of such transactions, the Company made certain restatements of its December 31 and September 30, 2001 financial statements as detailed below.

   (i) A non refundable $1,000 advance payment received from a customer in 1998 is being recognized in revenues as the agreed discount on products sold to this customer are granted over the period included in the agreement. This advance payment was originally recorded in revenues in full in 1999 and has been eliminated and recorded as deferred revenues, which are being recognized correspondently with the product sales. The product discounts which were originally charged to operating expenses against revenues, have been reclassified as a reduction of the revenues recognized.

   (ii) Income on the sale of distribution rights to e-Smart, which was being recognized as revenues over a period of three years commencing 2000, has been eliminated in full. As a result, the Company's investment in e-Smart has been reduced to zero. Accordingly, the Company's equity in the losses of e-Smart, which had previously been recognized in the financial statements, were eliminated in 2000 and 2001 and the gain previously recorded in other income, as a result of the exercise of the CitySmart option, was eliminated as well in 2001.

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

   (iii) The results of InterCard Group have been included in the consolidated financial statements commencing from June 1, 2000, (as control of the Group was formally acquired in June 2000). The results of InterCard Group were originally included as of May 1, 2000 (the date the Company commenced its involvement in the operations of the Group).

   (iv) The Company has eliminated revenues recognized in 2000 in respect of a sale to a customer for which collectibility was not established at the time revenues were recorded. The related bad debt expense recorded in 2001 was also eliminated.

   (v) The Company has included an accrual for termination benefits that are in excess to the amounts required by Israeli law for senior executives. The additional amounts result from the contractual obligations between the Company and senior executives which would be paid in the event of termination of the senior executive's contract and which was erroneously not previously accrued for in the financial statements.


                                                                        December 31,2001

                                                        As
                                                     previously
                                                      reported                  Restatements

Effects on balance sheets                                                (i)        (ii)        (iii)
Investment in an affiliated company                    $    570            -      $  (570)          -
Other assets, net                                      $  5,661            -            -       $  69
Accrued severance pay                                  $  1,064            -            -           -
Deferred revenues                                             -       $  716            -           -
Accumulated deficit                                    $(28,692)      $ (716)     $  (570)      $  69
Effects on statement of operations
Total revenues                                         $ 20,920            -      $(1,032)          -
Total operating expenses                               $ 19,341       $   (7)           -       $  12
Other expenses, net                                    $ (1,081)           -      $  (500)          -
Equity in losses of an affiliated company              $ (1,290)           -      $ 1,290           -
Net loss                                               $(11,897)           -      $  (242)      $  12
Net loss per ordinary share--basic and diluted         $  (7.63)      $    7      $ (0.16)          -
Effects on statement of cash flows                            -
Net cash provided by (used in) operating activities    $ (6,722)           -      $(1,033)          -
Net cash provided by (used in) investing activities    $ (3,959)           -      $ 1,033           -
Net cash provided by financing activities              $  1,113            -            -           -
Effect of exchange rate changes on cash                       -            -            -           -

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

                                                                          December 31, 2001
                                                             Restatements     Reclassified     As revised
Effects on balance sheets                                (iv)         (v)

Investment in an affiliated company                          -           -            -                -
Other assets, net                                            -           -            -         $  5,730
Accrued severance pay                                        -      $   87            -         $  1,151
Deferred revenues                                            -           -            -         $    716
Accumulated deficit                                          -      $  (87)           -         $(29,996)

Effects on statement of operations
Total revenues                                               -           -            -         $ 19,888
Total operating expenses                                $ (501)     $   41            -         $ 18,886
Other expenses, net                                          -           -            -         $ (1,581)
Equity in losses of an affiliated company                    -           -            -                -
Net loss                                                $  501      $  (41)           -         $(11,684)
Net loss per ordinary share--basic and diluted          $ 0.32      $(0.02)           -         $  (7.49)

Effects on statement of cash flows
Net cash provided by (used in) operating activities          -           -      $26*/**         $ (7,729)
Net cash provided by (used in) investing activities          -           -            -         $ (2,926)
Net cash provided by financing activities                    -           -            -         $  1,113
Effect of exchange rate changes on cash                      -           -      $(26)**         $    (26)


* Proceeds from (investments in) short-term deposits.
** Effect on exchange rate changes on cash

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

                                                                  September 30, 2001
                                                      As previously
                                                        reported
                                                      (Unaudited)            Restatements
Effects on balance sheet                                                  (i)               (ii)
Investment in an affiliated company                     $    111             -           $  (111)
Other assets, net                                       $  5,939             -                 -
Accrued severance pay                                   $    928             -                 -
Deferred revenues                                              -         $ 724                 -
Effects on statement of operations
Revenues                                                $ 15,002             -           $  (774)
General and administrative                              $  3,696             -                 -
Amortization of intangible assets                       $    834             -                 -
Other income (expenses), net                            $    506             -           $  (500)
Equity in losses of an affiliated company               $ (1,502)            -           $ 1,502
Net loss                                                $ (8,504)            -           $   228
Net loss per share -- basic and diluted                 $  (5.39)            -           $  0.14
Effects on statement of cash flows                                                       $  (774)
Net cash provided by (used in) operating activities     $ (5,390)            -           $    74
Net cash provided by (used in) investing activities     $ (2,911)            -                 -
Effect on exchange rate changes on cash                        -                               -


* Proceeds from (investments in) short-term deposits
** Effect of exchange rate changes on cash

                                                        Campus System




                                                                  September 30, 2001
                                                      As previously
                                                        reported                                                  As revised
                                                                  Restatements                   Reclassified     (Unaudited)
Effects on balance sheet                                  (iii)         (iv)            (v)
Investment in an affiliated company                            -           -               -              -               -
Other assets, net                                       $     71           -               -              -        $  6,010
Accrued severance pay                                          -           -         $    45              -        $    973
Deferred revenues                                              -           -               -              -        $    724
Effects on statement of operations
Revenues                                                       -           -               -              -        $ 14,228
General and administrative                                     -       $ 501               -              -        $  3,195
Amortization of intangible assets                       $      9          -                -              -        $    843
Other income (expenses), net                                   -          -                -              -        $      6
Equity in losses of an affiliated company                      -          -                -              -               -
Net loss                                                $     (9)     $  501               -              -        $ (7,784)
Net loss per share --basic and diluted                  $  (0.01)     $ 0.32               -              -        $  (4.94)
Effects on statement of cash flows
Net cash provided by (used in) operating activities            -          -                -       $ 47*/**        $ (6,117)
Net cash provided by (used in) investing activities            -          -                -              -        $ (2,137)
Effect on exchange rate changes on cash                        -          -                -       $ (47)**        $    (47)


Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

Note 2 - New Accounting Pronouncements

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. SFAS No. 146 will be applied to exit or disposal activities after December 31, 2002 and is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Note 3 - Significant Accounting Policies

The significant accounting policies followed in the preparation of these financial statements are identical to those followed in the preparation of the latest annual and interim financial statements, except for the implementation of SFAS 142, see note 4.

Note 4 - Goodwill and Other Intangible Assets

On January 1, 2002, the Company adopted SFAS 142. In accordance with the provisions of SFAS 142, the Company evaluated its existing intangible assets and concluded that the purchase cost assigned to assembled workforce as part of the SoftChip Group acquisition in January 2000 may no longer be recognized separately as an intangible asset, and has therefore been reclassified as goodwill as of January 1, 2002, and that the purchase cost assigned to the assembled workforce as part of the InterCard Group acquisition in 2000 and 2001 does not meet the criteria for separate recognition as an intangible asset, and has therefore been reclassified as goodwill as of January 1, 2002.

As of January 1, 2002, the Company therefore has unamortized goodwill in the amount of $5,383.

In connection with SFAS 142 's transitional goodwill impairment evaluation, the Company has estimated the fair value of each reporting unit and has determined that the carrying amount of each reporting unit does not exceed its fair value. Accordingly, the Company has concluded that as of January 1, 2002, there is no indication of impairment of goodwill.

The annual amortization expense relating to intangibles is estimated to be approximately $188 for each of the three years ending December 31, 2004, approximately $45 for each of the two years ending December 31, 2006, and approximately $15 for the year ended December 31, 2007.

During the first half of 2002 a share Purchase Agreement was signed between EasyPark Ltd. ("EasyPark") a subsidiary of the Company, and Bonus Credit Cards Ltd. ("Bonus") according to which EasyPark purchased all of Bonus 's shares in EasyPark Israel Ltd. ("EasyPark Israel") a subsidiary of EasyPark, in consideration for $327.

As a result of the acquisition, EasyPark 's holding in EasyPark Israel reached 90%. The cost of the acquisition was attributable to intangible assets being technology which is being amortized over 3 years.

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

The following transitional information is presented to reflect net loss and net loss per share for all prior periods adjusted to exclude amortization of goodwill.

                              For the nine months     For the three months    For the year ended
                              ended September 30,      ended September 30,       December 31,
                              2001          2002         2001       2002            2001
                                  (Unaudited)              (Unaudited)
Reported net loss            (7,784)      (4,206)      (2,538)     (1,603)        (11,684)
Goodwill amortization           783            -          261           -           1,044
Adjusted net loss            (7,001)      (4,206)      (2,277)     (1,603)        (10,640)
Loss per share
  Reported net loss           (4.94)       (2.59)       (1.61)      (0.95)          (7.49)
  Goodwill amortization        0.50            -         0.17           -            0.67
  Adjusted net loss           (4.44)       (2.59)       (1.44)      (0.95)          (6.82)


Note 5 - Inventories
                        September 30    December 31
                           2002            2001
Raw materials           $ 2,090          $ 2,165
Work in progress          1,681            1,433
Finished products           507            1,400
                        $ 4,278          $ 4,998

Note 6 -Warrants to non-employees

During the third quarter of 2002, the Company's Board of Directors approved the grant of the following warrants:

(1) Warrants to purchase 36,809 ordinary shares of the Company were granted to five consultants at an exercise price equal to the par value. The options vest immediately and expire in 5 and 10 years. The aggregate fair value of the options is $299, based on the Black-Scholes option pricing model with the following assumptions: (1) expected life of 3.4 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%.

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

(2) Warrants to purchase 150,000 ordinary shares of the Company were granted to two consultants are exercisable at different amounts and expire in 5 years. The fair market value of the warrants is $246, based on the Black-Scholes option pricing model with the following assumptions: (1) expected life of
     3.4 years, (2) no dividend yield, (3) expected volatility of 75% and (4) risk free interest rate of 2.5%. The warrants became exercisable upon the Company's successful registration on the NASDAQ, which occured on November 11, 2002.

Note 7 - Commitments and Contingencies

A. Commitments and contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company is obligated to pay royalties to the Government of Israel at a rate of 3% - 5% of sales of products in which the Government of Israel has participated in financing the research and development, up to the amounts granted (linked to the US$ with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). Repayment of such grants is not required in the event that there are no sales of products developed within the framework of such funded programs. The total amount of grants received, net of royalties paid, as of December 31, 2001 and September 30, 2002 was approximately $2.7 million and $3.4 million, respectively. The total amount of royalties paid or accrued during the years ended 1999, 2000, 2001 and for the nine months ended September 30, 2001 and 2002 were $135, $202, $248, $175, and $159, respectively.

B. Leases

The Company operates from leased facilities in the United States, Germany and South Africa, leased for periods expiring in years 2003 through 2005.

Minimum Lease commitments of certain subsidiaries under operating lease agreements under non cancelable leases in respect of premises occupied by them, at rates in effect as of June 30, 2002 are as follows:

        2002    $ 117
        2003      234
        2004      234
        2005      234
                -----
                $ 819

Notes to the Condensed Interim
Consolidated Financial Statements

In Thousands Of US Dollars, except per share data

Rent expense totaled $98, $163, $109 in 2000, 2001, and 2002 respectively.

A subsidiary of the Company purchased machinery and a motor vehicle under capital leases. Minimum annual lease commitments through December 31, 2008 are approximately $125.

C. Liens

There is a floating charge over the Company's motor vehicles, pledged to a bank and leasing companies to secure loans received.

Short-term investments, several deposits included in the cash and cash-equivalents and leasehold land are pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The manufacturing facility including the contractual rights under the lease agreement of the facility have been pledged as a collateral for all company's debts and obligations towards a bank.

D. Litigation

In November, 2001, the Company was notified by a customer of the termination of a purchase agreement. The Company continues to review its options to pursue available claims against this customer, and believes that all claims by them that the Company breached its obligation to provide products to them are baseless and otherwise without merit and the Company will aggressively defend against any such claims if they are ever asserted. To date no litigation or other proceeding has been filed by any person relating to this dispute. As a result, management does not believe that any provision is required in the financial statements.

Management Discussion and Analysis

Nine months Ended September 30, 2002 Compared to Nine months
Ended September 30, 2001

During November 2002, the Company's shares were registered for trading on the NASDAQ.

Whilst our revenues and gross profit remained about the same for the nine months ended September 30, 2002 compared to the same period in 2001, management's continuous efforts in cost reduction resulted in a 64% decrease in the operating loss and a decrease of 46% in our net loss.

Revenues

Products. Revenues from products decreased 2% to $12.5 million for the nine months ended September 30, 2002 from $12.8 million for the same period in 2001.

Nonrecurring engineering. Revenues from nonrecurring engineering decreased 1% to $495,000 for the nine months ended September 30, 2002 from $500,000 for the same period in 2001.

Licensing and transaction fees. Revenues from licensing and transaction fees increased 11% to $409,000 for the nine months ended September 30, 2002 from $370,000 for the same period in 2001. The increase in licensing and transaction fees was due to license fees received from InterCard group.

Customer services and technical support. Revenues from customer service and technical support increased 12% to $600,000 for the nine months ended September 30, 2002 from $538,000 for the same period in 2001. The increase primarily consisted of revenues from OTI Africa.

Cost of Revenues and gross margin

Products. Cost of products revenues decreased 9% to $6.9 million for the nine months ended September 30, 2002 from $7.6 million for the same period in 2001. The decrease in cost of sales was due to the sale of products with a higher revenue margin.

Nonrecurring engineering. Cost of nonrecurring engineering revenues increased 310% to $82,000 for the nine months ended September 30, 2002 from $20,000 for the same period in 2001. The increase in cost of sales of nonrecurring engineering is due to the sales of nonrecurring engineering that involved higher costs.

Licensing and transaction fees. Cost of licensing and transaction revenues was zero for the nine months ended September 30, 2002 and for the same period in 2001.

Customer services and technical support. Cost of customer services and technical support increased 91% to $397,000 for the nine months ended September 30, 2002 from $208,000 for the same period

Management Discussion and Analysis

in 2001, due to the increase in revenues from customer service and technical support and due to relatively lower margin sales of customer services and technical support.

Gross margin increased to 47% for the nine months ended September 30, 2002 from 45% for the same period in 2001. The increase in our overall gross margin is mainly due to the increase of sales with higher margins.

Operating expenses

Research and development. Research and development expenses decreased 37% to $3.4 million for the nine months ended September 30, 2002 from $5.5 million for the same period in 2001. Research and development expenses, net of participation from the Office of the Chief Scientist ("OCS"), decreased 47% to $2.7 million for the nine months ended September 30, 2002 from $5.1 million for the same period in 2001. This decrease was primarily due to $721,000 related to reduction in salaries, a decrease of $545,000 in subcontractors and from a decrease of $424,000 in raw materials. Both the decrease in subcontractors and raw materials, reflects the company's trend of developing solutions for our customers' specific order requirements. Research and development expenses, net of participation from the OCS, stated as a percentage of revenues, decreased to 19% for the nine months ended September 30, 2002 from 36% for the same period in 2001.

Marketing and selling. Marketing and selling expenses decreased 39% to $3.0 million for the nine months ended September 30, 2002 from $5.0 million for the same period in 2001. Marketing and selling expenses as a percentage of revenues decreased to 22% for the nine months ended September 30, 2002 from 35% for the same period in 2001. The decrease in marketing and selling expenses was primarily due to $1.0 million related to salary reductions, a decrease of $553,000 related to marketing and advertising and due to $302,000 decrease in exhibition costs and travel expenses.

General and administrative. General and administrative expenses increased 16% to $3.7 million for the nine months ended September 30, 2002 from $3.2 million for the same period in 2001. The increase in general and administrative expenses was primarily due to $602,000 related to salaries. General and administrative expenses as a percentage of revenues increased to 26% for the nine months ended September 30, 2002 from 22% for the same period in 2001.

Amortization of intangible assets. Amortization of intangible assets decreased 87% to $114,000 for the nine months ended September 30, 2002 from $843,000 due to the adoption of SFAS 142, in which the company reclassified certain intangible assets as goodwill, which it ceased to amortize.

The Company continues to amortize its intangibles assets in connection with the purchase of the SoftChip Group, the InterCard Group and Easy Park Israel.

Management Discussion and Analysis

Operating Loss

The operating loss decreased in the nine months ended September 30, 2002 by 63% to $2.9 million from $8.0 million in the same period in 2001, as the result of the measures, which the company took, including salaries reduction, reducing the number of employees by 23 and the Company's tendency of developing solutions for customers orders specific requirements.

Financing income and expenses

Financing income. Our financing income increased 98% to $1.2 million for the nine months ended September 30, 2002 from $594,000 for the same period of 2001 due to foreign currency gains and due to the interest earned on the proceeds from our 1999 initial public offering.

Financing expenses. Our financing expenses increased 215% to $1.1 million for the nine months ended September 30, 2002 from $350,000 for the same period of 2001 due to foreign currency losses.

Other income (expenses), net. Other expenses, were $1.3 million for the nine months ended September 30, 2002, compared to other income of $6,000 for the same period in 2001. Other expenses for the nine months ended September 30, 2002 were due to costs of $1.2 million relating to the registration of 699,884 of our ordinary shares on the NASDAQ, as a result of the cancellation of a debt of a former shareholder of our subsidiary CitySmart and due to capital loss from the sale of unused assets.

Net Loss

During the nine months ended September 30, 2002, the Company's net loss decreased by 46% to $4.2 million from $7.8 million for the same period in 2001. The decrease is the result of the actions, which the company took, including a reduction in salaries, reducing the number of employees and the company trend of developing solutions for customers orders explicit necessities.

Cash Flow

Operating activities. For the nine months ended September 30, 2002 we used $1.7 million of cash in operating activities primarily due to our net loss of $4.2 million, from a $537,000 decrease in trade payables and from a $492,000 decrease in other current liabilities, which mainly reflects the reduction in employee salaries, partially offset by $716,000 decrease in inventories which is due to our continuous efforts to reduce the inventory levels and from a $301,000 decrease in short-term investments. In the same period in 2001, we used $6.1 million of cash in operating activities primarily due to our net loss of $7.8 million and from a $709,000 increase in inventories as a result of increased revenues and anticipated increase in revenues and from $556,000 increase in other receivables and

Management Discussion and Analysis


prepaid expenses, partially offset by a $765,000 increase in trade payables as a result of the increased inventories and from a $744,000 decrease in trade receivables due to improved collection.

Investing activities. For the nine months ended September 30, 2002, net cash used in investing activities was $734,000 primarily due to $748,000 investment in equipment purchases. For the same period in 2001, net cash used in investing activities was $2.1 million primarily due to $2.0 million investment in equipment purchases.

Financing activities. For the nine months ended September 30, 2002, net cash used in financing activities was $874,000 due to $1.2 million repayment of long-term loans, partially offset by $372,000 long term loans received. For the same period in 2001, net cash generated from financing activities was $2.1 million due to $3.8 million long-term loans received, partially offset by an increase of $1.3 million repayment of long-term loans and from $307,000 decrease in short-term credit.

Number of employees

As of September 30, 2002 the company has 211 employees, for the same period in 2001 we had 234 employees. These numbers include employees of our subsidiaries. The breakdown of our employees by subsidiaries is as follows:


Subsidiary                      September 30, 2002      September 30, 2001
On Track Innovations Ltd                58                      69
Easy Park                               10                      11
The SoftChip Group                       5                      13
OTI America Inc                          9                      13
OTI Africa                              18                      15
The InterCard Group                    111                     113
Total                                  211                     234

Number of shares held by Directors(1)
Name            Number of shares
Oded Bashan           95,368
Ronnie Gilboa        103,060

(1) The disclosure is restricted only to the company's board of directors members in accordance to the Neuer Markt Rules and Regulations.

Management Discussion and Analysis

Investments

For the nine months ended September 30, 2002, we invested $748,000 in fixed assets mainly in a manufacturing facility in Rosh-Pina.

Course of business with comparative information and information regarding anticipated development of the current fiscal year

The company expects to complete 2002 with revenues of about $20 million.

Research and development activities

Recent developments:

1.   On line electronic purse clearing system.

2.   Banknotes Add value stations.

3.   Contactless only ISO thickness card.

4.   Chip on air module.

5.   Operating mask that realizes ISO14443B most updated spec.

6.   Upgrade of RSA OS to work Contactless (prototype).

7. Development of a product for the gasoline market that will suit Europe and USA specifications.

Significance events after the end of the current quarter

During November 2002, the Company's shares were registered for trading on the NASDAQ.

This report and management discussion contains forward-looking statements, which reflect management's best judgment based on factors currently known. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those in the statements included in this report and management discussion. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. OTI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       Q3
                                      2002

                                Quarterly Report

                      OTI
O N   T R A C K   I N N O V A T I O N S   L T D.
              Science - Non Fiction






> Headquarters
  On Track Innovations, Ltd.
  ZHR Industrial Zone
  P.O. Box 32, Rosh Pina, 12000, Israel
  Tel: +972-4-6868000, Fax: +972-4-6938887
  info@otiglobal.com

> OTI America
  1601 S. De Anza Blvd. Suite 201
  Cupertino, CA 95014
  United States of America
  Tel: +408-252-0333, Fax: +408-252-8414
  info@otiamerica.com

> OTI Africa
  10th Floor, Park on Long
  64 Long Street
  Cape Town, 8001, South Africa
  Tel: +27-21-422-1940,  Fax: +27-21-422-1969
  chambly@iafrica.com

> OTI Europe
  Rossmarkt 15
  D-60311 Frankfurt am Main, Germany
  Tel: +49-69-299-2490, Fax: +49-69-299-24949
  info@oti-europe.com



w w w . o t i g l o b a l . c o m

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ON TRACK INNOVATIONS LTD.
                                                  (Registrant)

                                          By      /s/ Oded Bashan
                                             --------------------------
                                                   Oded Bashan
                                             President, Chief Executive Officer
                                             And Chairman

Date: November 27, 2002